SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 14)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 20 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 20 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marshall E. Eisenberg, not individually, but solely as trustee of the trust listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 20,723,351*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 20,723,351*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,723,351*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 13.2%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 20 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 17.7% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 20 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-2.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bahamian International Business Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,746,453*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,746,453*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,746,453*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 1.1%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 20 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.5% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 20 Pages

1.

Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Marshall E. Eisenberg and Thomas J. Pritzker, not individually, but solely as co-trustees of the trust listed on Appendix A-3.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,963*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,963*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,963*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 7 of 20 Pages

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaim beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 8 of 20 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas J. Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person IN

* The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D	Page 9 of 20 Pages

Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

Thomas J. Prtizker is also the grantor and beneficiary of the trust listed on Appendix A-3, and has the right to revoke the trust at any time without the consent of any other person. As a result he could be deemed to be the sole beneficial owner of the shares owned by such trust.

CUSIP No. 448579102	13D	Page 10 of 20 Pages

EXPLANATORY NOTE: This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 14 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 8, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on December 19, 2011 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on August 17, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 8”), Amendment No. 9 to the Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 9”), Amendment No. 10 to the Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 10”), Amendment No. 11 to the Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 11”), Amendment No. 12 to the Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 12”) and Amendment No. 13 to the Schedule 13D filed by the Reporting Persons on December 2, 2013 (“Amendment No. 13”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12 and Amendment No. 13, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On December 31, 2013, John A. Miller, as trustee of certain trusts for the benefit of Thomas J. Pritzker and/or certain of his lineal descendants, and Marshall E. Eisenberg, as trustee of certain other trusts for the benefit of Thomas J. Pritzker and/or certain of his lineal descendants (such trusts, collectively, the “Contributing Trusts”), as well as FLP11 HHC, L.L.C., T11M2 HHC, L.L.C., T11M2 Investors, L.L.C. and T11M5 Investors, L.L.C., each a member-managed Delaware limited liability company wholly owned by one or more trusts for which John A. Miller or Marshall E. Eisenberg was a trustee (collectively, the “Contributing Entities”), contributed an aggregate of 16,728,958 shares of Class B Common Stock to THHC, L.L.C. in exchange for limited liability company

CUSIP No. 448579102	13D	Page 11 of 20 Pages

interests therein (the “Contributions”). No cash consideration was paid in connection with the Contributions. The Contributions constituted “Permitted Transfers” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by THHC, L.L.C. remained shares of Class B Common Stock following the Contributions. Immediately following the Contributions, the Contributing Trusts and Contributing Entities engaged in certain reorganization transactions as further described in the Term Sheet, dated as of November 27, 2013, filed as Exhibit 18 to the Schedule 13D (the “Reorganizations”). As a result of the Reorganizations, a majority of the limited liability company interests of THHC, L.L.C. are owned by, and THHC, L.L.C. is controlled by, the trust listed on Appendix A-1. The Contributions and the Reorganizations were completed on December 31, 2013.

On December 31, 2013, John A. Miller, as trustee of Hoh Trust (WA 143) M1, transferred 11,264 shares of Class B Common Stock to Thomas J. Pritzker, individually, and immediately thereafter, Thomas J. Pritzker, individually, transferred an aggregate of 50,963 shares of Class B Common Stock to Thomas J. Pritzker and Marshall E. Eisenberg, as co-trustees of the trust listed on Appendix A-3 (the “TJP Transfer”) for estate planning purposes. No cash consideration was paid in connection with the TJP Transfer. The TJP Transfer constituted a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock acquired by Thomas J. Pritzker and Marshall E. Eisenberg, as co-trustees, remain shares of Class B Common Stock following the TJP Transfer. The TJP Transfer was completed on December 31, 2013.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Contributions and the Reorganizations were completed on December 31, 2013, as described in Item 3 of this Amendment No. 14.

The TJP Transfer was completed on December 31, 2013 as described in Item 3 of this Amendment No. 14.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 22,520,767 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 25, 2013, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 20.0% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 25, 2013, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 14.4% of the total number of shares of Common Stock outstanding and 19.3% of the total voting

CUSIP No. 448579102	13D	Page 12 of 20 Pages

power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Thomas J. Pritzker holds 89,778 SARs that are currently exercisable at an exercise price of $40.96, 63,04 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above.

Schedule A attached to this Amendment No. 14 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 14 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. The shares beneficially owned by Marshall E. Eisenberg, as Trustee, are held indirectly. Such shares are held directly by THHC, L.L.C., a member-managed Delaware limited liability company formed for the purpose of acquiring shares of the Issuer’s Common Stock, and a majority of the limited liability company interests of THHC, L.L.C. are owned by, and THHC, L.L.C. is controlled by, the trust listed on Appendix A-1.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 23,019 shares of currently issued Class A Common Stock and 87,415,377 shares of Class A Common Stock issuable upon conversion of 87,415,377 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.7% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.8% of the total number of shares of Common Stock outstanding and 74.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 14 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 14 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

CUSIP No. 448579102	13D	Page 13 of 20 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On December 31, 2013, the Contributing Trusts and the Contributing Entities entered into a Contribution Agreement (the “Contribution Agreement”) with THHC, L.L.C., pursuant to which the Contributing Trusts and the Contributing Entities contributed an aggregate of 16,728,958 shares of Class B Common Stock to THHC, L.L.C. in exchange for limited liability company interests therein. No cash consideration was paid.

The summary of the Contribution Agreement contained in this Item 6 is qualified in its entirety by reference to the Contribution Agreement, which is filed as Exhibit 19 hereto and incorporated by reference.

On December 31, 2013, Thomas J. Pritzker and Marshall E. Eisenberg, as co-trustees of the trust listed on Appendix A-3, executed a joinder to, and thereby became subject to the provisions of, each of the Global Hyatt Agreement and the Foreign Global Hyatt Agreement.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 19	Contribution Agreement, dated as of December 31, 2013, by and among each of the signatories thereto.

Exhibit 20	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of the signatories to sign and file Schedule 13Ds and related documents on behalf of CIBC Trust Company (Bahamas) Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the
capacity as trustee of the trust listed on Appendix A-1.

CIBC Trust Company (Bahamas) Limited, solely as trustee
of the trusts listed on Appendix A-2.

By:	/s/ Schevon Miller
Schevon Miller Authorized Signatory*

By:	/s/ Linda Williams
Linda Williams
Authorized Signatory*

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustee of the trust listed on Appendix A-3.

/s/ Thomas J. Pritzker
Thomas J. Pritzker, not individually, but solely in the capacity as co-trustee of the trust listed on Appendix A-3

/s/ Thomas J. Pritzker
Thomas J. Pritzker, individually

* A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 14 on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 20 to this Amendment No. 14.

[Signature Page to Amendment No. 14 to Schedule 13D]

CUSIP No. 448579102	13D	Page 15 of 20 Pages

Appendix A-1

Name of Trust	Jurisd. of Org.
F.L.P. Trust #11	Illinois

CUSIP No. 448579102	13D	Page 16 of 20 Pages

Appendix A-2

Name of Trusts	Jurisd. of Org.
Settlement T-551-1FD	Bahamas
1740 Trust #27FD	Bahamas
Settlement T-2113AFD	Bahamas
Settlement T-551-1	Bahamas
Settlement 1740 Trust #27	Bahamas

CUSIP No. 448579102	13D	Page 17 of 20 Pages

Appendix A-3

Name of Trust	Jurisd. of Org.
TJP Revocable Trust	Illinois

CUSIP No. 448579102	13D	Page 18 of 20 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Marshall E. Eisenberg, not individually, but solely in the capacity as trustee of the trust listed on Appendix A-1.	-	-	20,723,351	18.4%	13.2%	17.7%
CIBC Trust Company (Bahamas) Limited, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-2.	-	-	1,746,453	1.6%	1.1%	1.5%
Thomas J. Pritzker and Marshall E. Eisenberg, not individually, but solely in the capacity as co-trustees of the trust listed on Appendix A-3.	-	-	50,963	*	*	*
Thomas J. Pritzker, individually.[6]	-	-	-	-	-	-

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]	Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. Each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of Class A Common Stock at the exercise date, over the exercise price. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not determinable until the date of exercise and therefore is not included in the information above. Thomas J. Pritzker is also the grantor of the trust set forth on Appendix A-3, and has the right to revoke the trust at any time without the consent of another person. As a result he could be deemed to be the sole beneficial owner of the shares owned by such trust.

CUSIP No. 448579102	13D	Page 19 of 20 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	-	-	1,038,877	0.9%	0.7%	0.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	-	-	22,520,767	20.0%	14.4%	19.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	-	-	1,409,437	1.3%	0.9%	1.2%
Trustees of the Jennifer N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.1%	1.5%	2.0%
Trustees of the Linda Pritzker Family Trusts[10]	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[11]	-	-	8,584,104	7.6%	5.5%	7.3%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,549	*	10,465,797	9.3%	6.7%	9.0%
Trustees of the Daniel F. Pritzker Family Trusts[13]	-	-	10,001,457	8.9%	6.4%	8.6%
Trustees of the Anthony N. Pritzker Family Trusts[14]	-	-	6,186,817	5.5%	4.0%	5.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	-	-	18,837,636	16.7%	12.0%	16.1%
Trustees of the Jay Robert Pritzker Family Trusts[16]	-	-	6,051,483	5.4%	3.9%	5.2%
Pritzker Family Group Totals	23,019	*	87,415,377	77.7%	55.8%	74.8%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

CUSIP No. 448579102	13D	Page 20 of 20 Pages

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

Exhibit 19

MASTER CONTRIBUTION AGREEMENT

This Master Contribution Agreement (this “Agreement”) is made, dated and effective on December 31, 2013 by and among THHC, L.L.C., a Delaware limited liability company (the “Company”), and each of the parties set forth on Exhibit A hereto (each, a “Contributor”).

RECITALS

WHEREAS, the Company currently holds 3,994,393 shares of Class B common stock, par value $0.01 per share, of Hyatt Hotels Corporation (the “Class B Common Stock”);

WHEREAS, each of the Contributors currently holds that number of shares of Class B Common Stock set forth next to its name on Exhibit A hereto (each, a “Contributed Share”);

WHEREAS, each of the Contributors desires to contribute to the Company, and the Company desires that each of the Contributors contribute to the Company, all Contributed Shares held by such Contributor in exchange for a limited liability company interest in the Company;

WHEREAS, A.N.P. Trust #8M7, A.N.P. Trust #12M4, A.N.P. Trust #13A-Tom M3, A.N.P. Trust #14M4, A.N.P. Trust #14M5, F.L.P. Trust #11M3 and F.L.P. Trust #11M4 (each, an “Existing Member”) are parties to that certain Operating Agreement of the Company dated as of September 2, 2010 (the “Original Operating Agreement”); and

WHEREAS, concurrently herewith each of the Contributors and the Existing Members are executing Amendment No. 1 to the Original Operating Agreement (the “Amendment”) to reflect the transactions contemplated hereby.

NOW THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Original Operating Agreement, as amended by the Amendment (the “LLC Agreement”).

2. Contributions. Pursuant to the terms set forth herein, each Contributor shall contribute to the Company the number of Contributed Shares set forth next to such Contributor’s name on Exhibit A (the “Contributions”).

3. Issuance of Ratios. In exchange for and simultaneous with the Contributions, the Company shall issue to each Contributor that Ratio in the Company set forth across from the name of such Contributor on Exhibit A hereto.

4. Closing; Closing Conditions. Subject to the satisfaction or waiver of the conditions set forth in this Section 4, the closing of the transactions contemplated by this Agreement shall take place at 71 South Wacker Drive, Suite 4700, Chicago, Illinois, 60606, on the date hereof, or such later date as mutually agreed by the Contributors and the Company (such date, the “Closing Date”). The respective obligation of each party to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

4.1.1 The representations and warranties contained in Section 6 and Section 7 shall be true in all respects on the Closing Date.

4.1.2 Each Contributor shall have delivered to the Company stock certificates representing the Contributed Shares held by such Contributor, together with duly executed and medallion guaranteed stock powers and certificates of fiduciary authority, as applicable.

4.1.3 Each Contributor and Existing Member shall have executed and delivered the Amendment.

5. Further Action. Each of the parties hereto covenants and agrees to execute and deliver, at the request of any other party hereto, such further instruments of transfer and assignment and to take such other actions as such other party may reasonably request to more effectively consummate the transactions contemplated by this Agreement.

6. Contributor Representations and Warranties. Each Contributor hereby represents and warrants that: (a) such Contributor is the beneficial owner of, and has good and valid title to, all of the Contributed Shares set forth opposite its name on Exhibit A hereto; (b) such Contributor has the full right, power and authority to contribute, assign, transfer and set over the Contributed Shares set forth opposite its name on Exhibit A hereto to the Company; (c) the execution and delivery of this Agreement has been duly and validly authorized by all necessary action on the part of such Contributor; (d) the Contributed Shares set forth opposite its name on Exhibit A hereto are free and clear of any liens or other encumbrances, other than those under applicable securities laws and pursuant to the Amended and Restated Global Hyatt Agreement and Amended and Restated Foreign Global Hyatt Agreement; (e) no approval, consent, waiver or filing of or with any third party, including but not limited to, any governmental bodies, agencies or instrumentalities, is required for the execution, delivery and performance by such Contributor of this Agreement or other agreements contemplated hereby to which it is or will be a party other than such approvals, consents, waivers or filings that have been obtained or made; and (f) none of the execution, delivery or performance by such Contributor of this Agreement or any of the other agreements contemplated hereby to which it is or will be a party will (with or without the giving of notice, the lapse of time or both) conflict with, result in a breach or violation of or constitute a default under any contract, agreement or other instrument to which such Contributor is a party or by which it or its assets or property is bound or affected or any law, statute, rule, regulation, ordinance, writ, order or judgment to which such Contributor is subject or by which it or its assets or property is bound or affected.

7. Company Representations and Warranties. The Company hereby represents and warrants to each Contributor that the execution and delivery of this Agreement has been duly and validly authorized by all necessary action on the part of the Company.

8. Counterparts; Electronic Transmission of Signatures. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed to be an original and all of which counterparts, taken together, will constitute but one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or e-mail of a PDF file will be equally as effective as delivery of an original executed counterpart of this Agreement.

2

9. Entire Agreement. This Agreement and the other documents referenced herein supersede all prior agreements among the parties hereto with respect to the subject matter hereof and contain the entire Agreement among the parties with respect to such subject matter.

10. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF DELAWARE (EXCLUSIVE OF THE CONFLICT OF LAWS PROVISION THEREOF).

11. Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors, executors, administrators, legal representatives and legal assigns and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and legal assigns.

12. Invalidity. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law; but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic and legal substance of the transactions contemplated hereby are not affected in a manner materially adverse to any party hereto.

13. Amendments; Waivers. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the Company and the Contributors. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by the other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

14. Trustee Exculpation. When this Agreement is executed by the trustee of any trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing herein contained shall be construed as creating or imposing any liability on any such trustee personally to pay any amounts required to be paid hereunder, or to perform any covenant, either express or implied, contained herein, all such liability, if any, being expressly waived by the parties hereto by their execution hereof. Any liability of any party which is a trust to any person shall be only that of such trust to the full extent of its trust estate and shall not be a personal liability of any trustee, grantor or beneficiary thereof.

Signature page follows.

3

IN WITNESS WHEREOF, the parties hereto have executed this Master Contribution Agreement on the date first above written.

THE COMPANY:

THHC, L.L.C., a Delaware limited liability company

By:	/s/ Glen Miller
Name: Glen Miller
Title: President

THE CONTRIBUTORS:

T11M2 HHC, L.L.C., a Delaware limited liability company

By:	/s/ Glen Miller
Name: Glen Miller
Title: President

T11M5 INVESTORS, L.L.C.,
a Delaware limited liability company

By:	/s/ Glen Miller
Name: Glen Miller
Title: President

FLP11 HHC, L.L.C., a Delaware limited liability company

By:	/s/ Glen Miller
Name: Glen Miller
Title: President

T11M2 INVESTORS, L.L.C., a Delaware limited liability company

By:	/s/ Glen Miller
Name: Glen Miller
Title: President

THE CONTRIBUTORS (continued):

Those trusts listed on Exhibit B-1 attached hereto

/s/ Marshall E. Eisenberg
Marshall E. Eisenberg, not individually, but solely as trustee of the aforementioned separate and distinct trusts

Those trusts listed on Exhibit B-2 attached hereto

/s/ John A. Miller
John A. Miller, not individually, but solely as trustee of the aforementioned separate and distinct trusts

Exhibit A

Contributors

Contributor	Contributed Shares	Ratio
A.N.P. TRUST #12M5	672,803	672,803 / 20,723,351
A.N.P. TRUST #8M8	835,170	835,170 / 20,723,351
P.G. TOM TRUST M	4,609,683	4,609,683 / 20,723,351
LASALLE G.C. TRUST #2	93,478	93,478 / 20,723,351
MORO TRUST - ORE #191	1,664	1,664 / 20,723,351
A.N.P. TRUST #18-THOMAS M6	230,634	230,634 / 20,723,351
BELLEVIEW TRUST (OR 37) M2	446	446 / 20,723,351
BLY TRUST (OR 38) M2	446	446 / 20,723,351
CANYONVILLE TRUST (OR 39) M2	446	446 / 20,723,351
DON G.C. TRUST #1M4	250,096	250,096 / 20,723,351
ECI QSST TRUST #4M3	8,441	8,441 / 20,723,351
ECI QSST TRUST #5M2	14,768	14,768 / 20,723,351
ECI QSST TRUST #6M2	14,768	14,768 / 20,723,351
GALISPELL TRUST (WA 63) M1	1,557	1,557 / 20,723,351
HEPPNER TRUST (OR 190) M2	8,131	8,131 / 20,723,351
KLICKITAT TRUST (WA 149) M2	9,219	9,219 / 20,723,351
LASALLE G.C. TRUST #2M1	85,146	85,146 / 20,723,351
LASALLE TRUST #13M3	285	285 / 20,723,351
LASALLE TRUST #42M4	285	285 / 20,723,351
LASALLE TRUST #44M3	285	285 / 20,723,351
LUMMI TRUST (WA 141) M3	10,776	10,776 / 20,723,351

Contributor	Contributed Shares	Ratio
MORO TRUST (OR 191) M1	5,817	5,817 / 20,723,351
NEWMAN TRUST (WA 57) M1	1,557	1,557 / 20,723,351
QUILLAYUTE TRUST (WA 144) M3	10,776	10,776 / 20,723,351
R.A. G.C. TRUST #1M3	90,211	90,211 / 20,723,351
ROCK TRUST (WA 58) M1	1,557	1,557 / 20,723,351
ROOSEVELT TRUST (WA 59) M1	1,557	1,557 / 20,723,351
SHANNON TRUST (WA 60) M1	1,557	1,557 / 20,723,351
SHOALWATER TRUST (WA 142) M3	10,531	10,531 / 20,723,351
SNOW TRUST (WA 151) M2	9,219	9,219 / 20,723,351
SPECTACLE TRUST (WA 62) M1	1,557	1,557 / 20,723,351
STEVENS TRUST (WA 61) M1	1,557	1,557 / 20,723,351
TILLAMOOK TRUST (OR 192) M1	9,805	9,805 / 20,723,351
VALE TRUST (OR 189) M2	8,132	8,132 / 20,723,351
WEST TRUST (WA 64) M1	1,557	1,557 / 20,723,351
WILLAPA TRUST (WA 150) M3	9,219	9,219 / 20,723,351
T11M2 HHC, L.L.C.	6,989,003	6,989,003 / 20,723,351
T11M5 INVESTORS, L.L.C.	930,946	930,946 / 20,723,351
FLP11 HHC, L.L.C.	795,873	795,873 / 20,723,351
T11M2 INVESTORS, L.L.C.	1,000,000	1,000,000 / 20,723,351

Exhibit B-1

Trusts

A.N.P. TRUST #12M5

A.N.P. TRUST #8M8

P.G. TOM TRUST M

LASALLE G.C. TRUST #2

MORO TRUST - ORE #191

Exhibit B-2

Trusts

A.N.P. TRUST #18-THOMAS M6

BELLEVIEW TRUST (OR 37) M2

BLY TRUST (OR 38) M2

CANYONVILLE TRUST (OR 39) M2

DON G.C. TRUST #1M4

ECI QSST TRUST #4M3

ECI QSST TRUST #5M2

ECI QSST TRUST #6M2

GALISPELL TRUST (WA 63) M1

HEPPNER TRUST (OR 190) M2

KLICKITAT TRUST (WA 149) M2

LASALLE G.C. TRUST #2M1

LASALLE TRUST #13M3

LASALLE TRUST #42M4

LASALLE TRUST #44M3

LUMMI TRUST (WA 141) M3

MORO TRUST (OR 191) M1

NEWMAN TRUST (WA 57) M1

QUILLAYUTE TRUST (WA 144) M3

R.A. G.C. TRUST #1M3

ROCK TRUST (WA 58) M1

ROOSEVELT TRUST (WA 59) M1

SHANNON TRUST (WA 60) M1

SHOALWATER TRUST (WA 142) M3

SNOW TRUST (WA 151) M2

SPECTACLE TRUST (WA 62) M1

STEVENS TRUST (WA 61) M1

TILLAMOOK TRUST (OR 192) M1

VALE TRUST (OR 189) M2

WEST TRUST (WA 64) M1

WILLAPA TRUST (WA 150) M3

Exhibit 20

CERTIFICATE OF SECRETARY

The undersigned, not individually but solely in the undersigned’s capacity as the Secretary of CIBC Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (the “Company”), hereby certifies with respect to the Company as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1)	execute all documents relating to the reporting of beneficial ownership of shares of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2)	do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission and any stock exchange, automated quotation system or similar authority.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Representative	Signature

Schevon Miller	/s/ Schevon Miller

Linda Williams	/s/ Linda Williams

Helen Carroll	/s/ Helen Carroll

Bernadette Rolle	/s/ Bernadette Rolle

[Signature Page Follows]

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually, but solely in my capacity as Secretary of the Company, effective as of this 30th day of December, 2013.

/s/ Norma Major
Norma Major
Secretary of CIBC Trust Company (Bahamas) Limited